UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission file number 001-14540

DEUTSCHE TELEKOM AG
(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

August 10, 2006

Ad hoc notification of Deutsche Telekom AG in accordance with § 15 of the Security Trading Act (WpHG)

Management Board of the Deutsche Telekom AG resolves share buyback and cancellation

On August 10, 2006, the Management Board of Deutsche Telekom AG, Bonn, ISIN DE0005557508, resolved to exercise the authorization granted by the General Shareholders Meeting on May 3, 2006 to repurchase own shares and to cancel the shares according to sec. 71 para. 1 No. 8 AktG. The Supervisory Board approved the cancellation.

In total, 62.730.182 shares of the company are to be repurchased; that corresponds with the number of shares, which were newly issued in the course of the merger of T-Online International AG with Deutsche Telekom AG, i.e. approximately 1.4 percent of the current share capital. The share buyback is carried out for the sole purpose of cancelling the acquired own shares with the consequence of reducing the share capital.

The shares will be repurchased through Xetra trading of Deutsche Börse AG (Frankfurt/Main stock exchange) only. In compliance with the resolution of the General Shareholders Meeting, the price per share will amount to 95-105 percent of the market price of the share determined by the opening auction of the respective trading day in Xetra trade of Deutsche Börse AG.

The buyback will be carried out lead-managed by a credit institution which makes its trading decisions in relation to the issuer’s shares independently of, and without influence by, the issuer with regard to the timing of the purchases.

The buyback will be launched on the trading day on the trade opening of which the publication of the report on the first half of 2006 and the disclosure according to art. 4 para. 1 subpara. 1 of the Regulation (EU) Nr. 2273/2003 of the Commission dd. December 22, 2003 will have been effected. Thus, the buyback is expected to commence on August 14, 2006 and will end not later than September 30, 2006.

Prior to the start of trading, further details with respect to the share buyback programme will be specified in a separate announcement. The buyback will be carried out in compliance with sec. 14 para. 2, 20a para. 3 WpHG in connection with the Regulation (EU) No. 2273/2003 of the Commission dd. December 22, 2003.

© 2006 Deutsche Telekom AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: August 10, 2006